[Letterhead of Eversheds Sutherland (US) LLP]

April 26, 2019

VIA EDGAR

John Ganley, Esq., Senior Counsel

Chad Eskildsen, Senior Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             New Mountain Finance Corporation

Registration Statement on Form N-2

(File No. 333-230326)

Dear Messrs. Ganley and Eskildsen:

On behalf of New Mountain Finance Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 15, 2019 with respect to the Company’s registration statement on Form N-2 (File No. 333-230326) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”), as filed with the Commission on March 14, 2019.  The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the below responses, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement, filed concurrently herewith.

Legal Comments

1.              Comment: The Staff refers to the disclosure on page 3 of the Prospectus under the subsection titled “Overview.” Please revise the second paragraph under this subsection to make it more readable, and make conforming changes throughout the Prospectus as necessary.

Response:  The Company acknowledges the Staff’s comment and has revised the requested disclosure accordingly throughout the Prospectus.

2.              Comment: The Staff refers to the disclosure on page 8 of the Prospectus under the subsection titled “Operating and Regulatory Structure.” Please add a brief explanation of what 150% asset coverage means in plain English, and make conforming changes throughout the Prospectus as necessary. The Staff suggests adding the following in this regard: “150% asset coverage means that the Company can borrow $2 for every $1 of equity.”

Response:  The Company acknowledges the Staff’s comment and has revised the requested disclosure accordingly throughout the Prospectus.

3.              Comment: The Staff refers to the disclosure in the second to last sentence of the first paragraph on page 13 of the Prospectus relating to the administrative expenses reimbursed to the Company’s administrator.  Please revise this sentence to read as follows (and make conforming changes throughout the Prospectus as necessary): “For the year ended December 31, 2018, we reimbursed our Administrator approximately $2.1 million for indirect administrative expenses that our Administrator did not waive, which represented approximately 0.09% of our gross assets.”

Response:  The Company acknowledges the Staff’s comment and has revised the requested disclosure accordingly throughout the Prospectus.

4.              Comment: The Staff refers to the disclosure on page 18 of the Prospectus, which discloses two hypothetical expense examples. Please revise the captions to the calculations to clarify that the first example assumes a 5.0% annual return without realization of any capital gains and the second example assumes a 5.0% annual return completely in the form of net realized capital gains.

Response:  The Company acknowledges the Staff’s comment and has revised the requested disclosure accordingly.

5.              Comment: The Staff refers to the disclosure on page 23 of the Prospectus under the section titled “Restructuring.” Please consider adding a post-restructuring diagram of the Company or consider deleting the “Restructuring” section from the Prospectus.

Response:  The Company acknowledges the Staff’s comment and has deleted the “Restructuring” section from the Prospectus.

6.              Comment: The Staff refers to the risk factor on page 26 of the Prospectus titled “Global economic, political and market conditions may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability.” The second paragraph of this risk factor seems to focus only on domestic risks. Please separate the second paragraph into a separate risk factor with a heading that focuses on the U.S. legislative risks discussed in this paragraph or revise the heading of this risk factor to clarify that it addresses both global and domestic risks.

Response:  The Company acknowledges the Staff’s comment and has revised the requested disclosure accordingly.

7.              Comment: The Staff refers to the disclosure on pages 42 and 108 of the Prospectus, which lists all of the Company’s outstanding debt instruments in one paragraph. Please revise this disclosure to make it more readable, such as listing the debt instruments in a table or a list, and make conforming changes throughout the Prospectus as necessary.

Response:  The Company acknowledges the Staff’s comment and has revised the requested disclosure accordingly throughout the Prospectus.

8.              Comment: The Staff refers to the disclosure in the risk factor on page 47 of the Prospectus titled “Recent legislation allows us to incur additional leverage, which could increase the risk of investing in our securities.” Please revise the following disclosure to clarify that it refers to total assets: “the amount of debt may not exceed 66.7% of the value of our assets,” or revise this disclosure to indicate that the Company can borrow $2 for every $1 of equity.

Response:  The Company acknowledges the Staff’s comment and has revised the requested disclosure accordingly.

9.              Comment: The Staff refers to the disclosure on page 69 of the Prospectus, which describes the Company’s top five industry concentrations, one of which is investment funds. Please clarify that the investment fund industry concentration includes the Company’s investments in its joint ventures, and make conforming changes throughout the Prospectus as necessary.

Response:  The Company acknowledges the Staff’s comment and has revised the requested disclosure accordingly throughout the Prospectus.

Accounting Comments

10.       Comment: The Staff refers to the footnotes to the Portfolio Companies table on page 127 of the Prospectus. Please add the following sentence from page F-20 of the Prospectus to the end of footnote **: “As of December 31, 2018, 13.5% of the Company’s total investments were non-qualifying assets.”

Response:  The Company acknowledges the Staff’s comment and has added the requested disclosure accordingly.

11.       Comment: The Staff refers to the disclosure under “Note 9. Commitments and Contingencies” on page F-88 of the Prospectus.  Please inform the Staff which line item in the Company’s Consolidated Statement of Assets and Liabilities contains the $6 million payable related to the settlement agreement with a trustee of Black Elk Energy Offshore Operations, LLC described in the fourth paragraph of Note 9.

Response:  The Company advises the Staff on a supplemental basis that the $6 million payable related to the settlement agreement with a trustee of Black Elk Energy

Offshore Operations, LLC is included in the “Other liabilities” line item in the Company’s Consolidated Statement of Assets and Liabilities.

*          *          *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0815 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Vlad M. Bulkin
Vlad M. Bulkin

cc:                                Shiraz Kajee / New Mountain Finance Corporation

Karrie Jerry / New Mountain Finance Corporation

Steven B. Boehm / Eversheds Sutherland (US) LLP